KGHM POLSKA MIEDŹ S.A.

Court of record of incorporation and registration number:

Regional Court for Wrocław Fabryczna Section IX (Economic) of the National Court of Registrations nr KRS 23302

NIP 692-000-00-13

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th St., N.W.
Washington, D.C. 20549
Phone: +1 202 942 2990
Fax: +1 202 942 9624

02028188

02 APR -2 AM 8:29

SUPPL

January 22, 2002

Dear Madam/Sir,

In accordance with RULE 12G3-2 b)(1)(ii) the Management Board of KGHM Polska Miedź S.A. hereby provides information concerning items which are required to be made public, distributed or filed pursuant to the requirements set forth in the Decree of the Council of Ministers dated 16 October 2001 relating to the providing of current and periodic information by issuers of securities. In force since 10 January 2002.

Enclosed please find a detailed list of the information required, together with the appropriate data recipents and deadlines for disclosure.

Sincerely,

PROCESSED
APR 19 2002
THOMSON FINANCIAL

WICEPREZES ZARZĄDU
Grzegorz Kubacki

PREZES ZARZĄDU
Stanisław Speczik

59-301 Lubin, ul. M. Skłodowskiej-Curie 48, Poland
tel.centr./exchange:(48 76) 84 78 200, 84 78 202, fax:(48 76) 84 78 500, commertel:(48) 39 12 45 50

In accordance with Rule 12G3-2 b)(1)(ii) of the Securities Act, the Management Board of KGHM Polska Miedź S.A. hereby provides information concerning items which are required to be made public, distributed or filed by the Company pursuant to the requirements set forth in the Decree of the Council of Ministers dated 16 October 2001 relating to the providing of current and periodic information by issuers of securities. In force since 10 January 2002.

INFORMATION	PROVIDED TO				DATE
	Stock Exchange	Securities Commission	Press Agency	Share-holders	
1) Quarterly report - unconsolidated	+	+	+	—	within 35 days after end of each quarter (within 45 days after end of 4th quarter)
2) Quarterly report - consolidated	+	+	+	—	within 45 days after end of each quarter (within 60 days after end of 4th quarter)
3) Semi-annual report - unconsolidated	+	+	+	—	prior to Sept. 30th of each year, but no later than 7 days after receiving an auditor's report on the review
4) Semi-annual report - consolidated	+	+	+	—	prior to Oct. 30th of each year
5) Annual report - unconsolidated	+	+	+	—	no later than 15 days before annual general meeting, no later than seven days after receiving an auditor's opinion, no later than 6 months after end of each year
6) Annual report - consolidated	+	+	+	—	no later than 2 months after publication of the annual unconsolidated report, no later than 7 days after receiving an auditor's opinion, no later than 15 days prior to the general meeting charged with approving the consolidated annual report
Notices about:					
1) the purchase or sale of assets of a significant value, as well as the granting of mortgages, pledges or other limitations on property rights to assets of a significant value, by the Company or a subsidiary thereof	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
2) the accidental loss by the Company, or by a subsidiary thereof, of assets of a significant value	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
3) the entering into or alteration by the Company, or by a subsidiary thereof, of a significant contract	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
4) the execution, or non-execution, of a clause in a conditional contract entered into by the Company, or by a subsidiary thereof	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
5) the withdrawal from or cancelling of a significant contract entered into by the Company, or by a subsidiary thereof	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
6) the purchase or sale of the securities of KGHM Polska Miedź S.A. by the Company, or by a subsidiary thereof	+	+	+	—	promptly after occurrence or immediately after learning of occurrence

7) the purchase or sale of the securities of KGHM Polska Miedź S.A., or the right to receive such securities, by a dominant entity to the Company, by management or supervisory personnel of the Company or by their close relations, if the value of the transaction (either one-time or the combined value of several transactions carried out by the given entity over a 12-month period) exceeds the PLN-expressed equivalent of 5000 EURO	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
8) the entering into by the Company, or by a subsidiary thereof, of a transaction with an entity related to the Company, if the value of the transaction exceeds the PLN-expressed equivalent of 500 000 EURO; this obligation does not include typical and routine operations transacted under market conditions within the capital group, whose character and terms result from ordinary on-going activities carried out by the Company or a subsidiary	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
9) the granting by the Company, or by a subsidiary thereof, of guarantees on credit or loans, if the value of the granted guarantees is equivalent to at least 10% of the equity capital of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
10) a summons for the Company, or for a subsidiary thereof, to fulfil its obligations prior to the deadline provided for in the significant contract concluded by the Company, or by a subsidiary thereof	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
11) the initiation of proceedings before a court, an appropriate organ of arbitration, or an organ of public administration involving the liabilities or debt of the Company, or of a subsidiary thereof, whose value represents at least 10% of the equity capital of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
12) court registration of any changes in the amount and structure of the share capital of the Company or of a subsidiary thereof	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
13) the passing of a decision for the transference of assets by the Company, or of a subsidiary thereof, in the form of a contribution in kind to the property of another entity, if the book value of said assets represents at least 10% of the equity capital of the Company, or at least 20% of the equity capital of the entity to which the assets have been transferred	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
14) the establishment or co-financing by the Company, or by a subsidiary thereof, of a foundation, if the amount designated for this purpose by the Company, or by a subsidiary thereof, exceeds the PLN-expressed equivalent of 100 000 EUROs or 1% of the equity capital of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
15) the passing of a decision on intended changes in rights involving the securities of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
16) changes in rights involving the securities of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence

17) the passing of a decision to issue bonds, if the value of the issued bonds could exceed 10% of the equity capital of the Company, as well as the passing of a decision to issue bonds convertible into shares, of bonds with rights of pre-emption and of income bonds	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
18) the issuance of bonds, if the value of the issued bonds could exceed 10% of the equity capital of the Company, as well as the issuance of bonds convertible into shares, of bonds with rights of pre-emption and of income bonds	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
19) the passing of a decision for the retiring of the Company's shares	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
20) the retiring of the Company's shares	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
21) the receipt by the Company, pursuant to art. 147 of the Act, of an announcement on the purchase or sale of a significant packet of the Company's shares	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
22) the passing of a decision on any intended merger by the Company with another entity	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
23) the merger by the Company with another entity	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
24) the passing of a decision on any intended partition of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
25) the partition of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
26) the passing of a decision on any intended changes to the legal form of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
27) changes to the legal form of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
28) the selection by an appropriate Company body of an entity entitled to examine financial statements, with whom a contract is to be entered into on performing an examination, review or other service relating to the Company or Group financial statements	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
29) the withdrawal by the Company, or by an entity entitled to examine financial statements, from a contract for the examination, review or performance of other services relating to the Company or Group financial statements, entered into by the Company with an entity entitled to examine financial statements which examines or reviews the Company or Group financial statements	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
30) the recall or resignation of Management or Supervisory personnel of the Company, or the announcement by the Company of a decision by Management or Supervisory personnel of the Company not to seek another term in office	+	+	+	—	promptly after occurrence or immediately after learning of occurrence

31) the appointment of Management or Supervisory personnel of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
32) registration by the Company with the National Court of Registrations, as described in the Law for the National Court of Registrations	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
33) submission of a notice of bankruptcy; withdrawal of a notice of bankruptcy if the assets of the debtor are clearly insufficient to meet the costs of the proceedings, or in the case of a declaration that the assets comprising the property of the debtor involve a pledge, a registered pledge or a mortgage, and that the remaining assets are clearly insufficient even to meet the costs of such proceedings; bankruptcy notices; submission of an application to initiate debt restructurisation proceedings; the initiation of debt restructurisation proceedings; the denial of an application to allow initiation of debt restructurisation proceedings; the denial of permission to initiate debt restructurisation proceedings; the suspension or cancellation of debt restructurisation proceedings; the repeal of a restructurisation agreement; the cancellation of a court or administrative order against the Company, with due regard to the fact that said order will not recover more than the costs of the proceedings; the initiation of liquidation proceedings; and the conclusion of bankruptcy proceedings – with respect to the Company or to a subsidiary thereof	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
34) the preparation of financial forecasts of the Company or its Capital Group, if the Company has decided to publish such information	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
35) the granting or changing of a rating done per the request of the Company	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
36) details on the completion of securities subscription offers and securities sales	+	+	+	—	within 14 days of event
37) details on the introduction of securities to public trading	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
38) details on any agreement entered into by the Company with a depositary bank, on the basis of which a depositary receipts issuance program will be conducted beyond the borders of the Republic of Poland in connection with shares admitted to public trading; any significant changes thereto; and the initiation or completion of proceedings carried out by the supervisory bodies of a regulated market in which the depositary receipts of the Company are traded related to the execution of its disclosure-related obligations, together with a description of said proceedings as well as of any decision taken in such a matter; the disclosure, in accordance with the regulations prevailing in the country in which the depositary receipts created on the basis of shares issued by the Company have been admitted to public trade, of a broader scope of information than that provided for by Polish regulations	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
39) the calling of general meetings, together with an agenda					at least 22 days prior to general meeting

40) any proposed changes to the Statutes of the Company	+	+	+	—	at least 22 days prior to general meeting
41) proposed versions of resolutions, together with any annexes, to be decided at general meetings	+	+	+	—	at least 8 days prior to general meeting
42) announcements of any intermissions in general meetings, together with the date of resumption	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
43) resolutions passed at general meetings,	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
44) details relating to calls for the repeal or invalidation of general meeting resolutions	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
45) any decisions relating to declarations of dividend payments or the suspension of advances on anticipated dividends, and the payment or suspension of dividend payments or interest from securities	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
46) the report of the Management Board giving its opinion on any summons for the sale of shares of the Company	+	+	+	—	2 working days prior to beginning of collection of shareholder offers to sell stock
47) written reports provided to the Company by an individual(s) authorised to examine the issues concerned with the creation of the Company or the conduct of its business	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
48) information provided to a shareholder, based on art. 429 § 1 of the Commercial Partnerships and Companies Code, arising from the Company's obligation to provide such information due to a ruling of the court of registration of the Company, and relating to said shareholder's objection, duly noted at the general meeting, to the refusal to disclose the said information at the general meeting, and about information which the Company is obliged to disclose by the court of registration based on art. 429 § 2 of the Commercial Partnerships and Companies Code, and which was provided to another shareholder outside of the general meeting	+	+	+	—	promptly after occurrence or immediately after learning of occurrence
49) the publication of a prospectus	+	+	+	—	as appropriate (based on the Law on the Public Trading of Securities)

PREZES ZARZĄDU

Stanisław Speczik